# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Starz Entertainment Corp., CIK 0000929351
CUSIP: 855919106
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 08/13/2026
Amends the filing with accession number 0001493152-26-009889
Filed by CIK 0002107521
Persons authorized to receive notices and communications: Byron Allen Folks, 9903 Santa Monica Bl., #418, Beverly Hills, California (CA), 90212, (310) 277-3500

## Reporting persons
- Allen Family Capital, LLC (CIK 0002107521): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- Byron Allen Folks (CIK 0002105544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: Starz Entertainment Corp.
Address of issuer's principal executive offices: 250 Howe Street, 20th Floor, Vancouver, British Columbia Canada (A1), V6C 3R8
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 12, 2026 (as amended to date, the "Schedule 13D"), relating to the Common Shares of Starz Entertainment Corp. (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of the date of this filing, the Reporting Persons do not beneficially own any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, the Reporting Persons do not beneficially own any Common Shares.
Transactions in the class effected during the past sixty days:
Since the filing of the initial Schedule 13D, the Reporting Persons have disposed of 1,803,786 Common Shares in a series of transactions. Details by date, listing the number of Common Shares disposed and the price are provided in Exhibit 1. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Except as otherwise disclosed in this Item 5, during the past 60 days, none of the Reporting Persons have effected any transactions in the Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 17, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Trade Schedule

## Signatures
- Allen Family Capital, LLC: /s/ Byron Allen Folks, Byron Allen Folks, Manager (10/29/2026)
- Byron Allen Folks: /s/ Byron Allen Folks, Byron Allen Folks (10/29/2026)